Exhibit 99.1

JA Solar Announces Fourth Quarter and Fiscal Year 2011 Results

•                  Fourth Quarter Shipments of 398MW and Full Year Shipments of 1.69GW

•                  Cash & Cash Equivalents of $617.9 Million

SHANGHAI, China, March 20, 2012 (GLOBE NEWSWIRE) — JA Solar Holdings Co., Ltd., (Nasdaq:JASO), (“JA Solar” or “the Company”), one of the world’s largest manufacturers of high-performance solar cells and solar power products, today announced its unaudited financial results for its fourth quarter and fiscal year ended December 31, 2011.

Fourth Quarter 2011 Highlights

•                  Shipments were 398MW, surpassing the company’s previous guidance of 310MW to 330MW and compared to shipments of 445MW in the third quarter of 2011

•                  Net revenue was RMB 1.95 billion ($309.1 million), compared to RMB 2.5 billion ($393.2 million) in the third quarter of 2011

•                  Gross margin was positive 0.5%, compared to gross margin of negative 4.3% in the third quarter of 2011

•                  Operating loss was RMB 487.6 million ($77.5 million), compared to operating loss of RMB 276.3 million ($43.9 million) in the third quarter of 2011. Excluding a long-lived assets impairment of RMB 303.1 million ($48.2 million), operating loss would have been RMB 184.5 million ($29.3 million)

•                  Net loss was RMB 429.6 million ($68.3 million) and loss per diluted ADS was RMB 2.45 ($0.39), compared to loss per diluted ADS of RMB 2.28 ($0.36) in the third quarter of 2011

•                  Operating cash flow was positive RMB 545.3 million ($86.6 million), compared to negative RMB 282.7 million ($44.9 million) in the third quarter of 2011

•                  Cash and cash equivalents at the end of the quarter were RMB 3.9 billion ($617.9 million), compared to RMB 3.2 billion ($513.3 million) at the end of the third quarter of 2011

Fiscal Year 2011 Highlights

•                  Shipments grew to approximately 1.69GW, an increase of 15.8% from 1.46GW in fiscal year 2010

•                  Net revenue was RMB 10.7 billion ($1.7 billion), compared to net revenue of RMB 11.8 billion ($1.9 billion) in fiscal year 2010

•                  Gross margin was 4.3%, compared to gross margin of 21.7% in fiscal year 2010

•                  Operating loss was RMB 420.5 million ($66.8 million), compared to operating income of RMB 1.98 billion ($314.2 million) in fiscal year 2010

•                  Net loss was RMB 564.3 million ($89.7 million) and loss per diluted ADS was RMB 3.38 ($0.54), compared to earnings per diluted ADS of RMB 10.61 ($1.69) in fiscal year 2010

•                  Operating cash flow was RMB 375.6 million ($59.7 million), compared to operating cash flow of RMB 1.3 billion ($203.3 million) in fiscal year 2010

•                  Cash and cash equivalents at the end of the year were RMB 3.9 billion ($617.9 million), compared to RMB 2.3 billion ($363.8 million) at the end of fiscal year 2010

“Despite challenging market conditions, we recorded positive operating cash flow and positive gross margin for the fourth quarter,” said Dr.Peng Fang, chief executive officer of JA Solar. “We are encouraged that shipments for the fourth quarter were well in excess of the high end of our guidance, spurred by sustained, strong demand across our diverse customer base for our high-efficiency cells and modules. Our prudent approach to inventory and cash management enabled us to achieve positive operating cash flow of $86.6 million for the quarter.”

Dr. Fang continued, “Demand for our high-quality, high-efficiency modules continues to grow quickly. Total module shipments accounted for over 45% of total shipments and over 56% of revenue in this quarter. This is the first quarter in which revenue from modules has exceeded revenue from solar cells, marking an important milestone in our efforts to build our module market share. Powered by JA Solar’s proprietary SECIUM and MAPLE technologies, our high-efficiency modules offer higher power output than the industry average. This key differentiator has helped us to win new customers.”

“Our emphasis on building long-term partnerships with the leading players across the industry value chain was the key driver of our strong shipment results in the fourth quarter and positions JA Solar for continued improvement as we move into 2012. Over the past year, we have established valuable new relationships with leading utility companies and project developers in fast-growing markets like the U.S., China, India and Japan, which we expect will translate into healthy shipment volumes throughout the year ahead. China, in particular, represents a very promising market for us, with shipments to the China end market accounting for approximately 22% of our module sales revenue for the fourth quarter. Our strong balance sheet gives our partners and financial institutions confidence that JA Solar will be able to sustain its position as a long-term leader in the industry. With demand for our high-efficiency products remaining robust, in 2012 we will continue to focus on achieving improvements in conversion efficiency and the power range of our module products, while driving further cost reductions. We look forward to continuing to work with our customers to grow our market share in key markets over the next twelve months and beyond.”

Fourth Quarter 2011 Financial Results

Total shipments in the fourth quarter of 2011 were 398MW, above the Company’s previously provided guidance of 310MW to 330MW. This represents a 10.6% decline from 445MW in the third quarter of 2011 and a 14.0% decrease from 463MW in the fourth quarter of 2010.

Revenue in the fourth quarter of 2011 was RMB 1.95 billion ($309.1 million), a decrease of 21.4% from RMB 2.5 billion ($393.2 million) reported in the third quarter of 2011 and a decrease of 49.5% from RMB 3.9 billion ($612.7 million) reported in the fourth quarter of 2010.

Gross profit in the fourth quarter of 2011 was RMB 9.1 million ($1.4 million), compared with a gross loss of RMB 106.1 million ($16.9 million) in the third quarter of 2011 and gross profit of RMB 740.4 million ($117.6 million) in the fourth quarter of 2010. Gross margin was positive 0.5% in the fourth quarter of 2011, compared with negative 4.3% in the third quarter of 2011 and 19.2% in the fourth quarter of 2010.

Total operating expenses in the fourth quarter of 2011, which included an impairment of long lived assets of RMB 303.1 million ($48.2 million) related to the Company’s multi-crystalline wafer manufacturing facility in Donghai, were RMB 496.7million ($78.9 million), compared with RMB 170.2 million ($27.0 million) in the third quarter of 2011 and RMB 149.8 million ($23.8 million) in the fourth quarter of 2010.

Operating loss in the fourth quarter of 2011 was RMB 487.6 million ($77.5 million), compared with an operating loss of RMB 276.3 million ($43.9 million) in the third quarter of 2011 and operating income of RMB 590.7 million ($93.8 million) in the fourth quarter of 2010. Excluding a long-lived assets impairment of RMB 303.1 million ($48.2 million), operating loss would have been RMB 184.5 million ($29.3 million). Operating margin was negative 25.1% in the fourth quarter of 2011, compared with negative 11.2% in the third quarter of 2011 and a positive operating margin of 15.3% in the fourth quarter of 2010.

Other income in the fourth quarter of 2011 was RMB 208.9 million ($33.2 million), compared with other loss of RMB 13 million ($2.1 million) in the third quarter of 2011 and other income of RMB 355.3 million ($56.5 million) in the fourth quarter of 2010. Included in other income in the fourth quarter of 2011 was a one-time non-cash gain of RMB 187.4 million ($29.8 million) arising from the negative goodwill recognized in the acquisition of Solar Silicon Valley, due to the fixed share consideration and the decline of JA Solar’s share price between the date of the definitive agreement and the date of deal consummation.

Loss per diluted ADS in the fourth quarter of 2011 was RMB 2.45 ($0.39), compared with loss per diluted ADS of RMB 2.28 ($0.36) in the third quarter of 2011 and earnings per diluted ADS of RMB 3.90 ($0.62) in the fourth quarter of 2010.

In the fourth quarter of 2011, the Company generated operating cash flow of RMB 545.3 million ($86.6 million) or RMB 3.11 ($0.49) per diluted ADS.

Fiscal Year 2011 Results

Fiscal year 2011 shipments were 1.69GW, an increase of 15.8% from 1.46GW in fiscal year 2010.

Total revenue in fiscal year 2011 was RMB 10.7 billion ($1.7 billion), a decrease of 8.7% from RMB 11.8 billion ($1.9 billion) in fiscal year 2010.

Total gross profit in fiscal year 2011 was RMB 461.3 million ($73.3 million) or 4.3% of revenue, compared with RMB 2.55 billion ($404.6 million) or 21.7% of revenue in fiscal year 2010. Operating loss in fiscal year 2011 was RMB 420.5 million ($66.8 million), compared with operating income of RMB 1.98 billion ($314.2 million) in fiscal year 2010. In fiscal year 2011, net loss per diluted ADS was RMB 3.38 ($0.54), compared with net income per diluted ADS of RMB 10.61 ($1.69) in fiscal year 2010.

In fiscal year 2011, the Company generated operating cash flow of RMB 375.6 million ($59.7 million) or RMB 2.25 ($0.36) per diluted ADS.

Liquidity

The Company maintained a strong balance sheet with cash and cash equivalents of RMB 3.9 billion ($617.9 million), and total working capital of RMB 4.4 billion ($696.5 million) at December 31, 2011. Total short-term bank borrowings were RMB 529.9 million ($84.2 million). Total long-term bank borrowings were RMB 4.3 billion ($690.7 million), among which RMB 885 million ($140.6 million) were due in one year. The total face value of outstanding convertible bonds due 2013 was RMB 1.4 billion ($222.0 million) at December 31, 2011.

Recent Business Highlights

•                  Signed a 600MW three-year module supply framework agreement with a leading international independent power producer

•                  Signed over 350MW of solar cell sales agreements with various Chinese customers including GD Solar, Jiangsu Runda PV, CNPV, and Juli New Energy

•                  Signed a framework agreement with the local government of Jiuquan, Gansu province, China, to develop, construct, and operate utility scale solar projects and build a 100MW module manufacturing facility in support of these projects

•                  Delivered 23MW of solar modules to a Datang project in Ningxia province, China

•                  Signed a 10MW module supply agreement with Hefei Golden Sun Energy Tech Co., Ltd. to supply projects supported by the Chinese government’s “Golden Sun” program

•                  Delivered 10MW of high-efficiency Maple modules to one of the world’s largest power utility companies

Business Outlook

For the first quarter of 2012, the Company expects total cell and module shipments to be between 320MW and 350MW. For the full year 2012, the Company expects total cell and module shipments to be between 1.8GW and 2.0GW.

Manufacturing Capacity Update

By the end of 2011, JA Solar had an annual solar cell production capacity of 2.8GW and an annual module production capacity of 1.2GW. JA Solar intends to maintain its annualized solar cell capacity at 2.8GW in 2012. The Company expects to achieve annualized solar module capacity of 1.7GW by the end of the second quarter of 2012 and 2GW by the end of 2012.

Investor Conference Call / Webcast Details

A conference call has been scheduled for today, Tuesday, March 20, 2012, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong Time). The call may be accessed by dialing +65-6723-9381 (international), +1-718-354-1231 (U.S.), or +852-2475-0994 (Hong Kong). The passcode is JA Solar. A live webcast of the conference call will be available on the Company’s website at www.jasolar.com. A replay of the call will be available beginning two hours after the live call and will be accessible by dialing +61-2-8235-5000 (international) or +1-718-354-1232 (U.S.). The passcode for the replay is 61677398.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2011, which was RMB 6.2939 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 30, 2011, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The Company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit www.jasolar.com.

The JA Solar Holdings Co., Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8631

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	For three months ended
	Dec. 31, 2010	Sep. 30, 2011	Dec. 31, 2011	Dec. 31, 2011
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	3,856,189	2,474,655	1,945,724	309,144
Cost of sales	(3,115,776)	(2,580,739)	(1,936,616)	(307,697)
Gross profit/(loss)	740,413	(106,084)	9,108	1,447
Selling, general and administrative expenses	(135,863)	(152,618)	(170,084)	(27,023)
Impairment loss for property, plant and equipment	—	—	(303,068)	(48,153)
Research and development expenses	(13,894)	(17,587)	(23,550)	(3,742)
Total operating expenses	(149,757)	(170,205)	(496,702)	(78,918)
Income/(loss) from operations	590,656	(276,289)	(487,594)	(77,471)
Interest expense	(64,928)	(115,550)	(117,492)	(18,667)
Other income/(loss)	355,317	(13,000)	208,915	33,193
Income/(loss) before income taxes	881,045	(404,839)	(396,171)	(62,945)
Income tax (expenses)/benefit	(78,100)	28,853	(33,478)	(5,319)
Income/(loss) from continuing operations	802,945	(375,986)	(429,649)	(68,264)
Loss from discontinued operations	(19,607)	—	—	—
Net income/(loss)	783,338	(375,986)	(429,649)	(68,264)

Net income/(loss) per share:
Basic	4.79	(2.28)	(2.45)	(0.39)
Diluted	3.90	(2.28)	(2.45)	(0.39)

Weighted average number of shares outstanding:
Basic	163,382,659	164,655,374	175,522,534	175,522,534
Diluted	172,306,566	164,655,374	175,522,534	175,522,534

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	For twelve months ended
	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2011
	RMB’000	RMB’000	USD’000

Net revenues	11,760,780	10,732,854	1,705,279
Cost of sales	(9,214,394)	(10,271,521)	(1,631,980)
Gross profit	2,546,386	461,333	73,299
Selling, general and administrative expenses	(505,101)	(509,832)	(81,003)
Impairment loss for property, plant and equipment	—	(303,068)	(48,153)
Research and development expenses	(63,816)	(68,948)	(10,955)
Total operating expenses	(568,917)	(881,848)	(140,111)
Income/(loss) from operations	1,977,469	(420,515)	(66,812)
Interest expense	(221,209)	(373,710)	(59,377)
Other income	271,628	279,950	44,479
Income/(loss) before income taxes	2,027,888	(514,275)	(81,710)
Income tax expenses	(252,707)	(57,823)	(9,187)
Income/(loss) from continuing operations	1,775,181	(572,098)	(90,897)
(Loss)/income from discontinued operations	(19,830)	7,753	1,232
Net income/(loss)	1,755,351	(564,345)	(89,665)

Net income/(loss) per share:
Basic	10.78	(3.38)	(0.54)
Diluted	10.61	(3.38)	(0.54)

Weighted average number of shares outstanding:
Basic	162,900,657	167,101,076	167,101,076
Diluted	171,116,684	167,101,076	167,101,076

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Dec. 31,
	2010	2011	2011
	RMB’000	RMB’000	USD’000

ASSETS
Current assets:
Cash and cash equivalents	2,289,482	3,889,092	617,914
Restricted cash	112,593	88,632	14,082
Accounts receivable	945,633	1,244,904	197,795
Inventories	1,349,329	730,635	116,086
Advances to suppliers	605,630	435,657	69,219
Other current assets	1,115,561	1,320,202	209,760
Total current assets	6,418,228	7,709,122	1,224,856
Property and equipment, net	3,170,721	5,099,208	810,183
Advances to suppliers	1,653,177	1,452,920	230,846
Long-term investment	—	94,411	15,000
Deferred issuance cost	110,868	67,531	10,730
Other long term assets	266,388	312,407	49,636
Total assets	11,619,382	14,735,599	2,341,251
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	—	529,906	84,194
Accounts payable	1,036,416	725,093	115,205
Advances from customers	484,458	320,277	50,887
Long term liabilities due in one year	—	885,000	140,612
Accrued and other liabilities	522,769	865,012	137,437
Total current liabilities	2,043,643	3,325,288	528,335
Convertible Bond	1,230,175	1,238,485	196,775
Long-term borrowings	1,520,000	3,461,916	550,043
Other long term liabilities	145,409	161,241	25,619
Total liabilities	4,939,227	8,186,930	1,300,772
Commitment and Contingencies
Shareholders’ equity	6,680,155	6,548,669	1,040,479
Total liabilities and shareholders’ equity	11,619,382	14,735,599	2,341,251

CONTACT:           In China

Martin Reidy

Brunswick Group

Tel: +86-10-5960-8600

E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail:jasolar@brunswickgroup.com